                            Domini Social Investments
                             536 Broadway, 7th Floor
                                New Yor, NY 10012

November 15, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
     Attn.: Mrs. Patricia Williams

         Re:  Domini Social Investment Trust (File Nos. 811-5823 and 33-29180)
              Domini Advisor Trust (File Nos.  811-21653 and 333-119693)
              Domini Institutional Trust (File Nos. 333-14449 and 811-07599)
              --------------------------------------------------------------

Dear Mrs. Williams:

     This letter is in response to comments we received from you on November 6,
2007 and regarding Post -Effective Amendment Nos. 33, 18 and 7 to the
Registration Statements on Form N-1A (the "Registration Statement") filed by the
Domini Social Investment Trust, Domini Institutional Trust and Domini Advisor
Trust (each a "Registrant" and collectively, the "Registrants"), respectively, with the Securities and Exchange Commission (the "Commission").

     Below are your comments regarding the Registration Statements and the
Registrant's responses thereto.

     A. PROSPECTUSES

     The following comments apply to the Funds' Prospectuses:

          1.   PRINCIPAL INVESTMENT STRATEGIES

          a.   COMMENT: The Staff notes that for purposes of the Domini European
               Social Equity Fund's nonfundamental policy to invest, under normal circumstances, at least 80% of its assets in equity securities and related investments of European companies, the
               Registrant defines European companies as including companies (i)
               organized "or domiciled" within a European country; and (ii)
               issuers who are "supranational organizations" and agencies or underlying instrumentalities of "supranational organizations."
               The Staff requests that the Registrant delete "or domiciled" and references to "supranational organizations" as factors for identifying European companies because consideration of such factors would not necessarily ensure that the investment
               company's assets are exposed to the economic fortunes and risks of the applicable geographic region.

November 15, 2007

               The Staff notes that Domini EuroPacific Social Equity Fund and Domini PacAsia Social Equity Fund have similar investment policies to Domini European Social Equity Fund, and, similarly, define European and/or Asian Pacific companies with reference to domicile and supranational organizations. The Staff requests that those references also be deleted.

               RESPONSE: The Registrant will delete the phrase "or domiciled" as requested and revise the first factor for identifying European companies as follows: "(i) organized or principally traded in a
               European country;".

               The Registrant will delete the references to "supranational organizations" as requested.

               The Registrant will make consistent changes to the disclosure for the other Domini Funds as applicable.

          b.   COMMENT: The Staff notes that the Domini Social Bond Fund has a nonfundamental policy to invest, under normal circumstances, at least 80% of its assets in bonds "and other debt instruments", including government and corporate bonds, mortgage-backed and asset backed-securities, and U.S. dollar-denominated bonds issued by non-U.S. entities. The Staff requests that the Fund delete
               "and other debt instruments" in order to comply with Rule 35d-1.

               PROPOSED RESPONSE: The Registrant will delete the phrase "and other debt instruments" as requested.

          2.   PRIMARY RISKS

          a.   COMMENT: The Staff notes that the Registrants have listed the principal risks of investing in each Fund in response to Item 2 of Form N-1A but do not provide narrative risk disclosure. The
               Staff requests that the Registrants summarize the principal risks of investing in each Fund as required by Item 2 of Form N-1A.

               PROPOSED RESPONSE: The Registrants respectfully submit that the current presentation of the principal risks of investing in each
               Fund in each Prospectus is responsive to Item 2 of Form N-1A and communicates such risks in a clear, understandable and efficient manner. The Registrants respectfully submit that repetition in the Risk/Return section of the narrative risk disclosure that is included immediately after the Risk/Return section would increase the amount of disclosure included in each Prospectus but would not necessarily provide any additional benefit to potential investors. The Registrants also note that the Staff appears to have accepted similar presentations of risk disclosure by other registrants.

          3.   SHAREHOLDER MANUAL

               COMMENT: The Staff notes that the Registrant states on page A-16 under "How do you Determine what price I will get when I buy shares?" that investments will be processed at the next share price calculated after an order is received in good order

November 15, 2007

               "and accepted" by a Fund or its designated agent. The Staff requests that "and accepted" be deleted.

               PROPOSED RESPONSE: The Registrant will delete the phrase "and accepted" as requested.

          B.   GENERAL COMMENT

               COMMENT: You asked that the Registrants provide letters to the
               Commission that includes certain "Tandy" acknowledgments.

               RESPONSE: Attached are letters from the Registrants to the
               Commission that contains the requested acknowledgments.

                                   * * * * * *

     We hope that this letter addresses your comments with respect to the
Registration Statements. If you should have any further questions, please do not hesitate to contact me at 212-217-1114.

                                                     Sincerely,

                                                     /s/ Megan L. Dunphy
                                                     ---------------------------
                                                     Megan L. Dunphy

cc:  Toby R. Serkin